Instruments Defining the Rights of Security Holders

The instruments defining the rights of security holders, including provisions relating to voting, dividends, and liquidation, are set forth in the Registrant’s Amended and Restated Declaration of Trust dated October 1, 2025 (Exhibit (a) hereto) and Bylaws, as amended through September 15, 2025 (Exhibit (b) hereto), which are incorporated herein by reference.

Voting Rights

Each whole Share is entitled to one vote, and each fractional Share is entitled to a proportionate fractional vote, on any matter submitted to Shareholders. There is no cumulative voting in the election of Trustees or on any other matter. The Trust does not hold annual Shareholder meetings. Shareholder meetings are convened only when required by the Investment Company Act of 1940, as amended (the “1940 Act”), or when deemed necessary by the Board of Trustees. Shareholders have no right to call or compel a Shareholder meeting, nominate or remove Trustees, propose or approve amendments to the Declaration of Trust or By-Laws, inspect Trust books and records beyond minimum statutory requirements, initiate derivative or class actions except in strictly limited circumstances permitted by the 1940 Act, direct or influence portfolio management decisions, vote on investment advisory or service contracts, compel in-kind redemptions or select redemption basket securities, or exercise appraisal or dissenters’ rights in connection with any reorganization, merger, or termination of the Fund. The Board of Trustees, which is required to maintain independence from the Sponsor, Advisor, and all other service providers, acts exclusively on behalf of Shareholders in all matters of Trust governance and oversight. See Section 6 of the By-Laws for additional details on voting procedures, quorum, proxies, record dates, and action by written consent.

Dividends

Dividends from net investment income, if any, are declared and paid at least annually by the Fund. Distributions of net realized capital gains, if any, generally are declared and paid once a year, but the Trust may make distributions on a more frequent basis for the Fund to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the “Code”), in all events in a manner consistent with the provisions of the 1940 Act. In addition, the Trust may distribute at least annually amounts representing the full dividend yield on the underlying investment securities of the Fund, net of expenses of the Fund, as if the Fund owned such underlying investment securities for the entire dividend period, in which case some portion of each distribution may result in a return of capital for tax purposes for certain Shareholders.

Dividends and other distributions on Shares are distributed on a pro rata basis to Shareholders of record as of the close of business on the record date fixed by the Board of Trustees. Dividend payments are made through the Depository Trust Company (“DTC”) Participants and Indirect Participants to Beneficial Owners then of record with proceeds received from the Trust. The Trust may make additional distributions to the extent necessary (i) to distribute the entire annual “investment company taxable income” of the Trust, plus any net capital gains, and (ii) to avoid imposition of the excise tax imposed by Section 4982 of the Code. The Board of Trustees reserves the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of the Fund as a regulated investment company (a “RIC”) or to avoid imposition of income or excise taxes on undistributed income. See Article VII of the Declaration of Trust and Section 4.3 of the By-Laws for additional provisions governing distributions.

Dividend Reinvestment Service

No dividend reinvestment service is provided by the Trust. Broker-dealers may make available the DTC book-entry Dividend Reinvestment Service for use by Beneficial Owners of the Fund through DTC Participants for reinvestment of their dividend distributions. If this service is used, dividend distributions of both income and realized gains will be automatically reinvested in additional whole Shares of the Fund. Beneficial Owners should contact their broker to determine the availability and costs of the service and the details of participation therein. Brokers may require Beneficial Owners to adhere to specific procedures and timetables.

Liquidation

Upon termination or liquidation of the Fund or the Trust, whether voluntary or involuntary, the Board of Trustees shall wind up the affairs of the Fund in accordance with the 1940 Act and the Delaware Statutory Trust Act. After payment or provision for payment of all liabilities of the Fund, the remaining assets of the Fund shall be distributed pro rata to Shareholders of record as of the close of business on the liquidation record date fixed by the Board, subject to any participating or preferential rights of any separate class or series of Shares then outstanding. Distributions in liquidation may be made in cash, in kind, or partly in each, as determined by the Board in its sole discretion. Shareholders shall have no right to demand in-kind distributions, to select specific securities for distribution, or to exercise appraisal or dissenters’ rights in connection with any liquidation, merger, reorganization, or termination of the Fund or the Trust. See Article IX of the Declaration of Trust for complete liquidation procedures.

FOUNDER FUNDS TRUST, on behalf of Founder 100 ETF

By: /s/ Michael C Monaghan
Name: Michael C Monaghan
Title: President

FOUNDER ETFS LLC

By: /s/ Michael C Monaghan
Name: Michael C Monaghan
Title: Partner